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Washington, D.C.

JAN 24 2003

January 20, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

File No. 82-34652

03003372

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- press release dated January 14, 2003 announcing preliminary sales growth results for 2002 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

dlo 1/30

PRESS RELEASE

DE' LONGHI: preliminary results for 2002 show a sales growth above 6% (around 8.5% at costant exchange rates).

Sales growth was negatively affected by unfavourable exchange rate effects for more than 2%.

De' Longhi Group released a note on preliminary sales growth in 2002 during the Fair of Small Domestic Appliances in Chicago. With regard to the sales growth based on preliminary projections, CEO Stefano Beraldo, says: "Our target was higher but we were penalised by weak Christmas sales mainly abroad, a delayed start of the heating season and even more by the strong revaluation of Euro vs the main currencies, a trend which increased further in the last quarter of the year."

"In the light of the global macroeconomic scenario we are pleased with the result" – continues Stefano Beraldo. "When we went public, we targeted a yearly sales growth around 10% and the compound sales growth in the last two years is in line with those expectations."

Giuseppe De' Longhi, Chairman of the Group, is confident on the outlook for the current fiscal year: "There are many opportunities for us, arising both from the success of our products and the growth in the main geographical markets. Considering the way customers welcomed our products launched at the end of 2002, *Alicia, Caldopanny De' Longhi* and *Saladino Ariete* among the others" – continues the Chairman – "we aim to achieve an higher sales growth in 2003 than in 2002".

"As far as expected profitability for 2002 is concerned" – concludes the CEO – "we do not have any final figures yet, nevertheless, since most of the lost sales derives from a mere currency effect, the hedging transactions should allow us to come close to our targets".

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 14 January 2003